

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2014

Via E-mail
Adel Karas
President and Chief Executive Officer
Calypte Biomedical Corporation
15875 SW 72nd Ave
Portland, OR 97224

   Re: Calypte Biomedical Corporation
     Preliminary Proxy Statement on Schedule 14A
     Filed January 27, 2014
     File No. 001-32280

Dear Mr. Karas:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Amanda Ravitz

            Amanda Ravitz
            Assistant Director

cc (via e-mail): Paul Blumenstein, Esq.